

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2013

Via Email
Yakov Faitelson
Chief Executive Officer
Varonis Systems, Inc.
1250 Broadway, 31st Floor
New York, NY 10001

> **Re:** **Varonis Systems, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted October 1, 2013**
> **CIK No. 1361113**

Dear Mr. Faitelson:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Where prior comments are referenced, they refer to our letter dated September 17, 2013.

General

1. We will contact you separately regarding your proposed graphics.

2. We are in receipt of your confidential treatment request submitted on October 2, 2013 and will provide comments separately.

Use of Proceeds, page 35

3. Please clarify what is meant by "pending our use of the net proceeds from this offering" in the last sentence on this page.

Risk Factors, page 13

4.      We note prior comment 7 and your related response, and acknowledge the revised disclosure in the risk factor on page 18 under the subcaption beginning "Because we derive substantially all of our revenues." While we agree that this updated disclosure is an appropriate framing of the risks around having a single revenue generating platform, we believe that your disclosure in the Risk Factors and Management's Discussion and Analysis sections should include disclosure that explains that a significant majority of your revenues are from sales of your DatAdvantage product, including a quantification that clarifies what is meant by a "significant majority." Please revise.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 43

5.      We note prior comment 12 and your related response, and continue to believe that your Overview should be further revised through a more balanced discussion of not only the key opportunities you have, but also the material trends, uncertainties, and challenges you are facing, how you plan to deal with such issues, and what material impact you believe they could have on your revenue, income, or liquidity. For example, we note that the significant majority of your revenues has been attributable to new customers. Consider enhancing your disclosure to discuss this trend, including any associated uncertainties with maintaining this level of new customer signing, and the potential impact to your results and liquidity of a decline in new customer growth as the market becomes more penetrated. This discussion should allow potential investors to see beyond the financial statements and view the business through the eyes of management. For guidance, we refer you to Sections III.A and III.B of SEC Release No. 33-8350.

6.      We note your response to prior comment 12 and prior comment 7 where you state that you believe that a breakdown in revenues by product line would not be meaningful to investors and could be misleading. While we acknowledge that the breakdown between license and maintenance and services revenues is the more important metric, we cannot agree, based on your response, that a breakdown of revenue by product line would not also be useful information for potential investors. Please supplementally provide further analysis as to why you believe this information is not meaningful, including a breakdown of your revenues in recent periods by product line.

7.      We acknowledge your response to prior comment 13, and the inclusion of the percentage of customer that purchased two or more products as of June 30, 2013 in your revised disclosure. Please tell us your consideration for providing this information for each of the periods discussed, rather than just the most recent interim period, so as to give context to the data and provide insight into any trends with respect to your success at cross-selling your products.

8.      We note your response to prior comment 13, where you state "the Company focuses on increasing revenues by growing its total number of customers and increasing sales to new and existing customers." Please tell us your consideration for disclosing in tabular format the total number of customers at the end of each period presented, and including a breakdown for each period of new and existing customers.

9.      We note your revised disclosures in response to prior comment 14. Please revise to discuss the average spending per customer for each period presented or explain to us in greater detail you why do not believe this metric contributes meaningfully to understanding and evaluating your results of operations. We refer you to Item 303(a)(iii) of Regulation S-K and Section III.B of SEC Interpretive Release No. 33-8350.

Critical Accounting Policies and Estimates

Common Stock Valuations, page 64

10.     We note your response to prior comment 19. Please revise to clarify that you used the market approach to determine your firm value under the IPO scenario. Explain in greater detail your use of comparable company revenue multiples and investment banking pricing estimates in applying the market approach at each respective valuation date. Your revised disclosures should also describe the factors you considered in determining your selection of comparable companies. In this regard, you should explain how you considered industry similarity, financial risk, company size, geographic diversification, growth, and profitability. As part of your response, clarify whether the same set of comparable companies are used in all the relevant valuation estimates, including the discount rates and volatility assumptions.

11.     We note your response to prior comment 23. Please explain how the 6% premium added to your founders' shares increased the fair value of your common stock from $12.10 per share to $15.09 per share. As part of your response, please provide us with your calculation.

Executive Compensation

Employment Agreements

New Employment Agreements, page 93

12.     We acknowledge your response to prior comment 29. Please provide updated disclosure describing the material terms of such employment agreements once ascertained, and confirm you will file forms of such agreements as exhibits to your registration statement once available.

Principal and Selling Stockholders, page 105

13. Please revise footnote 2 to identify the person or persons who share voting and/or investment power with Mr. Shachar over the securities owned by Evergreen IV, LP.

14. We note our prior comment 32 and your related response, and we reissue the comment. Please identify in footnote 4 the natural person or persons who have shared voting and/or investment power over the securities owned by each legal entity.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

15. We note your response to prior comment 36. Please revise to provide pro forma amounts for each line-item in the balance sheet.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Luna Bloom, Staff Attorney, at (202) 551-3194 with any other questions. Should you require further assistance, you may contact the undersigned at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-Mail
Yossi Vebman
Skadden, Arps, Slate, Meagher & Flom LLP